October 13, 2006

Kevin Stertzel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E. Stop 7010
Washington D.C. 20549

Re:	Surge Global Energy, Inc.
Form 8-K
Filed September 18, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
Filed September 18, 2006
File No.0-24269

Dear Mr. Sterzel:

Thanks you for taking my call along with our counsel and auditor on Friday October 13, 2006. We appreciate your insights and clarifications and have updated our response below as a result. In response to your letter dated October 6, 2006, I provide the following responses to your inquiries:

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

1.	We note your response to our prior comment numbers three and four. Please expand your disclosure to discuss the changes made to your internal controls that you describe in your response

2.	It remains unclear to us how you have arrived at your effectiveness conclusion in light of your restatement and your apparent changes to internal controls. Please contact us to discuss.

Response

As a result of our phone discussion, we propose amending our Item 3. Controls and Procedure disclosure for our June 30 2006, 10-QSB/A to address your items one and two above as follows:

ITEM 3. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective during the period ended June 30, 2006.

The Company discovered a formulaic spreadsheet error related to foreign currency transactions that were isolated to discontinued operations for the period ended June 30, 2006. As discussed in Note B above, as well as in our 8-K filing of September 18 for Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, the Audit Committee of the Board of Directors of the Company reviewed this matter with Company management and determined that the June 30, 2006 Balance Sheet, Income Statement, Shareholders’ Equity and Cash Flow Statement filed with the Securities and Exchange Commission should be restated to properly reflect transactions that were incorrectly classified as discontinued assets and liabilities within the Balance Sheet and operating, investing and effect of exchange rate cash flows by the Company. We also indicated in our September 18, 2006 8-K for Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review that, until the time that amended Form 10-QSB for the first six months of 2006 are filed, the six months ended and since inception June 30, 2006 Balance Sheet, Condensed Consolidated Statements of Losses and Cash Flow Statement should not be relied upon.

Since the September 18, 2006 8-K filing for Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, the Company has since updated and corrected its formulaic spreadsheet calculations related to foreign currency to prevent a reoccurrence of this error to improve its controls and procedures. In addition, the Company has amended its June 30, 2006 10-QSB/A.

As a result of these changes, the Company does not expect a reoccurrence of this error in future filings.

Please contact me with any further questions.

Regards,

/s/ William Greene
William Greene
CFO
858 704-5009
bill@surgeglobalenergy